Exhibit (a)(6)

CORPORATE OFFICE P.O. Box 49330 Bentall Station Suite 1600–1055 Dunsmuir St. Vancouver, British Columbia Canada V7X 1P1	TEL (604) 682-7082 FAX (604) 682-7092 www. placerdome.com

Dear fellow Placer Dome shareholder,

As you are likely aware, Barrick Gold Corporation has launched an unsolicited takeover offer for all of the outstanding common shares of Placer Dome. Barrick filed their offer documents with Canadian and U.S. securities regulators and you may have already received a copy of the Barrick offer in the mail.

Your Board of Directors of Placer Dome advises shareholders not to take any action with respect to the Barrick offer until Placer Dome's Board has evaluated the offer and communicated its views to shareholders. We will provide our Directors' response within the required time period of 10 business days from the commencement of the Barrick offer.

In the meantime, if you have any questions, please contact Georgeson Shareholder Communications, the Information Agent retained by the Board, toll free at 1-866-245-2999 anywhere in North America.

Yours truly,

/s/ Robert F. Franklin	/s/ Peter W. Tomsett
Robert F. Franklin Chairman of the Board and Special Committee	Peter W. Tomsett President and Chief Executive Officer